Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Mr. Steven M. Klosk
President and Chief Executive Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

Re: **Cambrex Corporation**
         Form 10-K for the Fiscal Year Ended December 31, 2008
         File No. 001-10638

Dear Mr. Klosk:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief